UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 25, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

On June 26, 2014, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that on June 25, 2014, the Company received a letter from the NASDAQ Listing Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“NASDAQ”) notifying the Company that the Staff has determined pursuant to its discretionary authority set forth in Listing Rule 5101 to delist the Company’s securities based on public interest concerns raised by certain false and misleading public disclosures made by the Company and the fact that the Company has not demonstrated an ability to sustain compliance with the $1.00 minimum bid price requirement for continued listing on The NASDAQ Global Select Market, as set forth in Listing Rule 5450(a)(1), as required by a NASDAQ Hearings Panel decision dated January 3, 2014. As a separate and additional basis for delisting, the Company was notified that it had not regained compliance, by June 23, 2014, with the $50 million in market value of listed securities requirement for continued listing on The NASDAQ Global Select Market, as set forth in Listing Rule 5450(b)(2)(A). As a result of the foregoing, the Company’s securities will be subject to delisting unless the Company requests a hearing before the NASDAQ Hearings Panel (the “Panel”) by July 7, 2014 to present a plan to regain compliance and address the Staff’s concerns. NewLead intends to timely request a hearing before the Panel. The Company’s securities will continue to be listed on The NASDAQ Global Select Market until such time as the Panel determination is made. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated as of June 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer